UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	May 23, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

ANNOUNCEMENT

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

(No.Tel.133/PR000/COP-A0070000/2011)

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, abbreviated as TELKOM (the “Company”), that the Annual General Meeting of Shareholders (the “AGMS”) of the Company held on 19 May 2011 in Jakarta, approved and decided the following matters:

AGMS Resolutions

Agenda 1:

Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2010 Financial Year, including the Board of Commissioners’ Supervision Duty Report for the 2010 Financial Year, with notes for the Directors to:

-    review all of the provisions of the Company’s Article of Association to enhance the effectiveness of the Company’s governance in accordance to the rules and regulations, and to report the review result and propose amendment to the Board of Commissioners not exceeding December 2011;

-    review and amend the shareholder agreement and article of association of the Company’s major subsidiary, PT Telkomsel to enhance the effectiveness of the Company’s governance in accordance to the rules and regulations;

-    support and commit to optimize domestic goods and services without forfeiting the standard procurement quality and procedure applicable to the Company;

-    improve disclosure practices inline with global corporate governance and business ethic principles, particularly in implementing corporate actions. Each member of the Directors and Board of Commissioners is requested to provide a report to the shareholders of Series A Dwiwarna minimum every 3 (three) months regarding the performance of the Company and it’s subsidiary as well as future corporate action, in the form of investments, acquisitions and other matters that may affect corporate performance, both at the parent and subsidiary companies;

-    maintaining, optimizing and improving the performance and value of the Company, including its subsidiaries, in order to provide optimal results for the benefit of the shareholders. As for Telkomsel, to prepare an assessment for a buy-back shares and report the action plan to the shareholders of Dwiwarna Series A Share; and

-    to give priority and more attention, both in the implementation of investment, the synergies between its subsidiaries and its holding, as well as improve the competence of its human capital in anticipation of the business transformation of PT Telkom (Persero) Tbk in entering the “Telecommunications-Information-Media-Edutainment (TIME)” business to increase value-added enterprise and customerservice oriented.

Agenda 2:

1. Ratify:

a.  The Company’s Financial Statements which include Balance Sheet and Profit and Loss Statement (Consolidated) for the Financial Year 2010 audited by the Public Accountant Firm Tanudiredja, Wibisana & Partners (A member firm of PricewaterhouseCoopers) according to its report A110329002/DC2/CAW/II/2011.A dated 29 March 2011 with an opinion “present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of 31 December 2010 and 2009, and the consolidated results of their operation and their cash flows for the years ending 31 December 2010, 2009 and 2008 in conformity with generally accepted accounting principles in Indonesia;

b.  Partnership and Community Development Annual Report for the 2010 Financial Year, as prepared based on the Minister of State-owned Enterprise regulation as the basis for the comprehensive accounting in addition to the Indonesian principle accounting standard, audited by the Public Accounting Firm Prof. Abdi Ichjar, BAP & Partners according to its report No. 019-LAI/KAP-AR/11 dated March 28, 2011 with an un qualified opinion to the financial statement through our report No. 018-LAI/KAP-AR/11 dated March 28, 2011.

2. Consequently, by the approval of the Company’s Annual Report for the 2010 Financial Year and Annual Report on Partnership and Community Development Program for the 2010 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2010 Financial Year, to the extent are reflected in the Company’s Annual Report, Financial Statements for 2010 Financial Year and Annual Report of Partnership and Community Development for the 2010 Financial Year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3:

1. Approves the appropriation of the Company’s net profit for the 2010 Financial Year in the amount of Rp11,536,999,390,576 which will be distributed as follows:

a.  cash dividend 55% of the net profit or in the amount of Rp6,345,349,664,817.- including the amount of interim dividend (interim dividend) that have been distributed to the shareholders on January 11, 2011 based on resolution of a Board of Directors Meeting as approved by the Board of Commissioners dated December 1, 2010 in the amount of Rp526,157,112,865 or Rp26.75 per share, so that the total final dividend that is still payable to the shareholders amounts to Rp5,819,192,551,952.- or at least of Rp295.84 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490,574,500 shares);

b.  Recorded as Retained Earning in the amount of Rp5,191,649,725,759,- which will be used for the Company’s development.

2.  Approve that the distribution of dividends for the 2010 Financial Year will be conducted with the following conditions:

a.  those who are entitled to receive Cash Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June 16, 2011 at 16:00 hours Western Indonesia Standard Time;

b.  the Cash Dividend shall be paid in one lump sum on July 1, 2011 taking into account the interim dividend was paid on January 11, 2011.

3.  The Board of Directors shall be authorized to regulate further the procedure of Cash Dividend distribution and to announce the same with due observance of the prevailing laws and regulations;

4.  Approve the amount of Partnership and Community Development Fund for the 2010 Financial Year as follows:

a.  Partnership Program of Rp115,369,993,906 equal to 1% of the Company’s net profit for the 2010 Financial Year;

b.  Community Development Program of Rp115,369,993,906 equal to 1% of the Company’s net profit for the 2010 Financial Year.

The implementation of the Partnership and Community Development Program may be combined with other state-owned enterprise and in coordination with the Dwiwarna Series A Shareholder.

Agenda 4:

Grants authority to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Series A share, to determine the remuneration (tantiem, salary/honorarium, facilities and allowances) for members of the Board of Directors and Board of Commissioners.

Agenda 5:

1.  Approves the appointment of Public Accounting Firm (KAP) Tanudiredja, Wibisana & Rekan (a member firm of PricewaterhouseCoopers) to conduct an integrated audit of the Company for the 2011 Financial Year Consolidated Financial Statements, which audit will consist of the audit of the Consolidated Financial Statements of the Company, internal control on financial reporting for the financial year 2011.

2.  Approves the appointment of the Public Accounting Firm, Zainal, Juhana & Rekan, to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2011 Financial Year.

3.  Grants authority to the Board of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.  Grants authority to the Board of Commissioners to appoint an alternate Public Accounting Firm as well as to determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its engagement, including a potential non-agreement regarding the amount of service rendered for the audit service.

Agenda 6:

1.  To approve the Company’s Share Buyback Program IV on the terms and allocate fund amounting to Rp5,000,000,000,000,- reserved, over a maximum period of 18 months following the date of the General Meeting of Shareholders and other conditions as specified in Disclosure of Information dated 19 April 2011 and 20 April 2011.

2.  To grant authority to the Board of Directors to:

a.  conduct all action necessary for the implementation of the Shares Buy Back IV for a maximum of 645,161,290 shares (with price assumption of Rp7,750,- per share) or equivalent 3.20% of the total shares issued by the Company, and according to the prevailing laws and regulations;

b.  provide additional information in relation to the change in the fund allocation to fund the Share Buy Back IV from Rp3,000,000,000,000 to Rp5,000,000,000,000 as required by point 2 b 3), 4) and 8) Bapepam-LK Regulation No. XI.B.2 and announced it through 1 daily newspaper in bahasa and 1 daily newspaper in english, both with national circulation;

c.  Share Buyback IV will be conducted through share purchase in Indonesia Stock Exchange and New York Stock Exchange;

d.  Report the execution of the Share Buyback IV in the next General Shareholder Meeting.

Bandung, 23 May 2011

PT Telekomunikasi Indonesia Tbk

The Board of Directors